

October 7, 2011

Via E-mail
Harold P. Gewerter, Esq. Ltd.
5440 W. Sahara #105
Las Vegas, NV 89146

> **Re: Tiger Oil and Energy, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 22, 2011**
> **File No. 333-171200**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2010**
> **Filed September 21, 2011**
> **Current Report on Form 8-K/A**
> **Filed September 21, 2011**
> **File No. 000-53241**

Dear Mr. Gewerter:

We have reviewed your response letter and the above-captioned amended filings. We have the following comments.

Please respond to this letter by amending your filings, providing the requested information, or by advising us when you will provide the requested response.   After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form S-1 filed September 22, 2011

General

1. You have not provided all of the information in your filing required by Item 101 of Regulation S-K. Please revise your filing to comply with Item 101, consistent with your amendments to the Form 8-K filed on September 21, 2011.

Business Strategy, page 5

2. Please explain what you mean by "devaluate."

3. Please disclose that you have no current plans to fund any of your leases.

Background, page 15

4. Please disclose the cost to acquire the Ness County, Kansas shut-in wells.

Corporate Overview, page 16

5. You state on page 16 that Black Hawk Exploration is a joint venture partner but exhibit 99.2, paragraph 6, Relationship of the Parties, states that "It is not the intention of the parties to create, nor shall this Agreement be construed to create, any agency, joint venture…" Please advise.

Financial Statements

6. We note that you continue to assert 1.1 billion barrels of proved oil and gas reserves. We further note that you have not supported the validity of your reserves to our petroleum engineer. In conjunction with the engineering comment herein, please perform an impairment analysis of your oil and gas properties. Please provide us with a copy of your analysis to the extent you believe your properties have any value in the absence of oil and gas reserves. Please make any modifications required to your financial statements in all filed documents, including your Form 8-K/A, 10-K/A and 10-Q/A amendments filed on September 21, 2011.

Exhibit 5.1

7. Please have counsel provide a currently dated legality opinion.

Form 10-K/A for the Year Ended December 31, 2010 filed September 21, 2011

8. In future filings of your Form 10-K, please also comply with comments four, five and six in our letter dated September 14, 2011.

Engineering Comments
Amendment No. 2 to Form S-1 filed September 22, 2011
Form 10-K/A for the Fiscal Year Ended December 31, 2010 filed September 21, 2011
Form 8-K/A filed September 21, 2011

9. We reissue prior comments 40, 41 and 42 of our letter dated June 17, 2011 and comment 15 of our letter dated September 14, 2011. You have not provided us with the report from the third-party engineer who apparently determined the proved reserve estimate of 1.1 billion barrels of oil. Additionally you have not revised your document to remove this reserve estimate as it remains in the S-1/A2 filing on pages F-22 and F-23; in the

10-K/A-2 on pages 19 and 20; and in the 8-K/A-4 on pages 20 and 21. If you are unable to provide support and justification for this reserve estimate as requested, please remove the 1,138,168 M barrels (1.1 billion barrels) of proved reserves from all three documents.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

In addition, in responding to our comments on the Form 10-K/A and Form 8-K/A, please provide a written statement acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Chambre Malone, Staff Attorney at (202) 551-3262 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 if you have any questions. Please contact Kevin Stertzel, Staff Accountant at (202) 551-3723, or in his absence, John Cash, Accounting Branch Chief at (202) 551-3768 if you have any questions about financial statement matters.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

Cc: <u>Via E-mail</u>
Ken Liebscher, Chief Executive Officer of Tiger Oil and Energy, Inc.